UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities and Exchange Act of 1934
 (Amendment No. 7)*
Casual Male Retail Group, Inc. (Name of Issuer)
Common Stock, $0.01 par value per share (Title of Class of Securities)
148711104 (CUSIP Number)
Chilton Investment Company, LLC 1266 East Main Street, 7th Floor Stamford, CT 06902 (203) 352-4000 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 16, 2008 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 148711104	SCHEDULE 13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Chilton Investment Company, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,263,793
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,263,793
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,263,793
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.95%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 148711104	SCHEDULE 13D	Page 3 of 5 Pages

ITEM 1.  Security and Issuer.

Pursuant to Rule 13d-2(b) of Regulation 13D-G under the Securities Exchange Act of 1934, as amended, the Schedule 13G initially filed on November 10, 2005, by Chilton Investment Company, LLC (the “Reporting Person”) with respect to the Common Stock, $0.01 par value (the “Common Stock”), of Casual Male Retail Group, Inc., a Delaware corporation (the “Schedule 13G”), as amended by Amendment No. 1 to the Schedule 13G filed on February 14, 2006, replaced by the Schedule 13D filed on May 9, 2006 (the “Schedule 13D”), as amended by Amendment No.1 to the Schedule 13D filed on June 9, 2006, Amendment No. 2 to the Schedule 13D filed on June 29, 2006, Amendment No. 3 to the 13D filed on April 13, 2006 and Amendment No. 4 to the 13D filed on July 19, 2007, replaced by Amendment No. 2 to the Schedule 13G filed on July 20, 2007, and replaced by Amendment No. 5 to the Schedule 13D filed on October 23, 2007, as amended by Amendment No. 6 to the Schedule 13D filed on November 28, 2007, is hereby amended by this Amendment No. 7 to the Schedule 13D to report a change in beneficial ownership.  The Schedule 13D is amended as follows:

 ITEM 5.  Interest in Securities of the Issuer.

Item 5(a) is hereby supplemented by the addition of the following:

(a) As of the date hereof, the Reporting Person is deemed to be the beneficial owner (through its control of the Client Accounts) of 8,263,793 shares representing 19.95% of the Issuer’s Common Stock.  The foregoing calculations are based on 41,413,015 shares of Common Stock issued and outstanding as of August 15, 2008 according to publicly available filings of the Issuer.
Item 5(c) is hereby supplemented by the addition of the following:

(b) The number of shares and the price per share of all transactions effected by the Reporting Person over the last sixty days of the Schedule 13D:

o	On August 21, 2008, 52,369 shares of Common Stock were sold through Allen & Company at a price per share of $3.8624.
o	On August 21, 2008, 52,369 shares of Common Stock were purchased through Credit Suisse at a price per share of $3.8693.
o	On August 27, 2008, 28,047 shares of Common Stock were purchased through Credit Suisse at a price per share of $3.8454.
o	On August 27, 2008, 28,047 shares of Common Stock were sold through Lehman Brothers at a price per share of $3.8090.
o	On September 8, 2008, 102,693 shares of Common Stock were sold through Knight Securities at a price per share of $4.0097.
o	On September 8, 2008, 52,407 shares of Common Stock were sold through Merrill Lynch at a price per share of $4.0009.
o	On September 8, 2008, 10,100 shares of Common Stock were sold through UBS at a price per share of $4.0001.

CUSIP No. 148711104	SCHEDULE 13D	Page 4 of 5 Pages

o	On September 8, 2008, 16,800 shares of Common Stock were sold through Lehman Brothers at a price per share of $4.0199.
o	On September 11, 2008, 7,125 shares of Common Stock were sold through Merrill Lynch at a price per share of $4.6517.
o	On September 11, 2008, 2,875 shares of Common Stock were sold through Lehman Brothers at a price per share of $4.3716.
o	On September 12, 2008, 200 shares of Common Stock were sold through J.P. Morgan at a price per share of $4.5000.
o	On September 12, 2008, 800 shares of Common Stock were sold through Credit Suisse at a price per share of $4.4587.
o	On September 15, 2008, 10,000 shares of Common Stock were sold through Credit Suisse at a price per share of $4.3999.
o	On September 15, 2008, 84,900 shares of Common Stock were sold through Liquidnet at a price per share of $4.4521.
o	On September 15, 2008, 23,100 shares of Common Stock were sold through Merrill Lynch at a price per share of $4.4467.
o	On September 16, 2008, 10,000 shares of Common Stock were sold through Credit Suisse at a price per share of $4.0917.
o	On September 17, 2008, 3,577 shares of Common Stock were sold through JP Morgan at a price per share of $4.0239.
o	On September 17, 2008, 10,000 shares of Common Stock were sold through Credit Suisse at a price per share of $4.1589.
o	On September 18, 2008, 10,000 shares of Common Stock were sold through Credit Suisse at a price per share of $4.1803.
o	On September 18, 2008, 53,144 shares of Common Stock were sold through UBS at a price per share of $4.1840.
o	On September 18, 2008, 218,644 shares of Common Stock were sold through Merrill Lynch at a price per share of $4.1896.
o	On September 18, 2008, 28,212 shares of Common Stock were sold through Credit Suisse at a price per share of $4.1363.
o	On September 19, 2008, 11,100 shares of Common Stock were sold through Merrill Lynch at a price per share of $4.2540.
o	On September 19, 2008, 2,900 shares of Common Stock were sold through UBS at a price per share of $4.3014.
o	On September 19, 2008, 50,000 shares of Common Stock were sold through Oppenheimer at a price per share of $4.3733.
o	On September 19, 2008, 10,000 shares of Common Stock were sold through Credit Suisse at a price per share of $4.1784.
o	On September 22, 2008, 17,000 shares of Common Stock were sold through Merrill Lynch at a price per share of $4.2610.
o	On September 22, 2008, 10,000 shares of Common Stock were sold through Credit Suisse at a price per share of $4.2763.
o	On September 22, 2008, 234,000 shares of Common Stock were sold through Credit Suisse at a price per share of $4.2645.
o	On September 22, 2008, 234,000 shares of Common Stock were purchased through Collins Stewart Inc. at a price per share of $4.2672.

CUSIP No. 148711104	SCHEDULE 13D	Page 5 of 5 Pages

o	On September 23, 2008, 10,000 shares of Common Stock were sold through Credit Suisse at a price per share of $4.2962.
o	On September 24, 2008, 10,000 shares of Common Stock were sold through Credit Suisse at a price per share of $4.0093.
o	On September 25, 2008, 10,000 shares of Common Stock were sold through Credit Suisse at a price per share of $3.9636.
o	On October 2, 2008, 5,292 shares of Common Stock were purchased through Credit Suisse at a price per share of $3.8568.
o	On October 2, 2008, 5,292 shares of Common Stock were sold through Merrill Lynch at a price per share of $3.7526.
o	On October 8, 2008, 36,541 shares of Common Stock were sold through Credit Suisse at a price per share of $3.0371.
o	On October 15, 2008, 11,534 shares of Common Stock were sold through J.P. Morgan at a price per share of $2.6993.

 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    October 21, 2008

Chilton Investment Company, LLC

By:	/s/ James Steinthal
James Steinthal
Managing Director